UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

METAL STORM LIMITED

(Translation of registrant’s name into English)

Level 34 Central Plaza One
345 Queen St
Brisbane, QLD 4000, Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES
INDEX TO EXHIBITS
EX-99.1: ASX RELEASE
EX-99.2: ASX RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED
(Registrant)

Date December 21, 2004	By	/s/ JD MacDonald
(Signature)

	Name	James Donald MacDonald

	Title	Company Secretary

INDEX TO EXHIBITS

ITEM

1.	ASX release “Metal Storm Announces Director’s Resignation” dated 12 November 2004.

2.	ASX release “Metal Storm Reports Third Quarter 2004 Financial Results All Figures in US Dollars” dated 30 November 2004